Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to Russell 2000® Index due January 30, 2013	$26,750,000	$3,105.68

(1)

The total filing fee of $3,105.68 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 114 dated July 21, 2011 (To Product Supplement No. 3 dated April 23, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company

Medium-Term Notes, Series K

Equity Linked Securities

Upside Participation To A Cap And Buffered Downside

Enhanced Growth Securities

Notes Linked to the Russell 2000® Index due January 30, 2013

■ Linked to the Russell 2000® Index

■ 150% participation in the upside performance of the Russell 2000 Index, subject to a capped value of 117.625% of the original offering price per note

■ Protection against a decline in the Russell 2000 Index as long as the ending level has not declined by more than 20% from the starting level

■  Buffered exposure to decreases in the level of the Russell 2000 Index in excess of 20% through operation of the multiplier of 1.25, which will moderate decreases in the level of the Russell 2000 Index in excess of 20%

■ Term of approximately 1.5 years

■ No periodic interest payments

■ May lose some, and possibly all, of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-7.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	0.15%	99.85%
Total	$26,750,000	$40,125	$26,709,875

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. The agent discount and structuring and development costs total approximately $3.70 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

Investment Description

The Notes Linked to the Russell 2000® Index due January 30, 2013 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return of 150% of any increase in the level of the Russell 2000 Index (the “Index”) from its starting level to its ending level, provided that the amount received per note will not be more than the capped value of 117.625% of the original offering price per note, (ii) return of principal if, and only if, the ending level of the Index does not decline by more than 20% from the starting level and (iii) buffered downside exposure to decreases in the level of the Index from the starting level if the ending level declines by more than 20% from the starting level through operation of the multiplier of 1.25, which will moderate decreases in the level of the Index in excess of 20%, in each case subject to the credit risk of Wells Fargo. If the ending level declines by more than 20% from the starting level, you will lose some, and possibly all, of the original offering price of your notes.

The Index is designed to track the performance of the small capitalization segment of the United States equity market.

You should read this pricing supplement together with product supplement no. 3 dated April 23, 2010, the prospectus supplement dated April 23, 2010 and the prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Product Supplement No. 3 dated April 23, 2010 and filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091843/d424b2.htm

¡	Prospectus Supplement dated April 23, 2010 and filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

¡	Prospectus contained in Registration Statement No. 333-159738 dated June 4, 2009 and filed with the SEC on June 4, 2009:

http://www.sec.gov/Archives/edgar/data/72971/000119312509125207/ds3asr.htm

“Russell 2000®” is a trademark of Frank Russell Company, doing business as Russell Investment Group (“Russell”), and has been licensed for use by us. The notes, based on the performance of the Russell 2000 Index, are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the notes.

PRS-2

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

Investor Considerations

We have designed the notes for investors who:

¡

seek exposure to the upside performance of the Index and desire to enhance any increase in the Index, in each case subject to the capped value, want to protect against a decline of up to 20% in the Index and want to moderate any decline in the Index that is greater than 20% by:

☐	participating 150% in any increase in the ending level over the starting level, subject to the capped value of 117.625% of the original offering price per note;

☐	protecting against any decline in the Index, as long as the ending level has not declined by more than 20% from the starting level; and

☐	moderating any decline in the Index that is greater than 20% of the starting level through operation of the multiplier;

¡

understand that if any decline in the ending level is more than 20% of the starting level, they will be exposed to the decrease in the Index from the starting level, subject to the moderating effect of the multiplier, and will lose some, and possibly all, of the original offering price of the notes;

¡

understand that the ability of the multiplier to moderate any decline in the Index is progressively reduced as the ending level of the Index declines because the multiplier only acts to increase the return of the Index on a percentage basis;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease more than 20% from its starting level;

¡	seek full exposure to the upside performance of the Index;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to the small capitalization segment of the United States equity market;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-3

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

Terms of the Notes

Market Measure:	Russell 2000 Index (the “Index”)

Pricing Date:	July 21, 2011

Issue Date:	July 28, 2011

The “redemption amount” per note will equal: • If the ending level is greater than the starting level: the lesser of: (i) the original offering price per note plus:

Redemption Amount:	[	original offering price per note x	[	ending level – starting level starting level	]	x participation rate	]	; and

(ii)    the capped value;

•  If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level: the original offering price per note; or

•  If the ending level is less than the threshold level:

	[	original offering price per note x	ending level starting level	x multiplier	]

If the ending level is less than the threshold level, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	January 30, 2013, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:	841.26, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

PRS-4

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

Terms of the Notes (Continued)

Capped Value:	The “capped value” is 117.625% of the original offering price per note ($1,176.25 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Level:	673.01, which is equal to 80% of the starting level.

Participation Rate:	The “participation rate” is 150%.

Multiplier:	1.25

Calculation Day:	January 23, 2013 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Index. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)) you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-20 of the product supplement.

The IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, if issued, holders of the

PRS-5

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

Terms of the Notes (Continued)

notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. You are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-19 of the product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986REV9

PRS-6

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

Risk Factors

The risks set forth below are discussed more fully in the product supplement.

•	You May Lose Up To All Of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-7

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

The Russell 2000 Index

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the United States equity market. See “The Russell 2000 Index” in Annex A to the product supplement for information about the Russell 2000 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Russell 2000 Index at any time from Bloomberg under the symbol “RTY” or from the Russell website at www.russell.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Russell website is incorporated by reference into this pricing supplement.

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Russell 2000 Index for each quarter in the period from January 1, 2001 through June 30, 2011 and for the period from July 1, 2011 through July 21, 2011.

	High	Low	Period-End
2001
First Quarter	511.66	432.80	450.53
Second Quarter	517.23	425.74	512.80
Third Quarter	498.19	378.89	404.87
Fourth Quarter	493.62	397.60	488.50
2002
First Quarter	506.46	458.40	506.46
Second Quarter	522.95	452.45	462.65
Third Quarter	447.73	356.58	362.27
Fourth Quarter	410.24	327.04	383.09
2003
First Quarter	398.45	345.94	364.54
Second Quarter	458.01	368.69	448.37
Third Quarter	520.20	449.17	487.68
Fourth Quarter	565.47	500.32	556.91
2004
First Quarter	601.50	557.63	590.31
Second Quarter	606.39	535.34	591.52
Third Quarter	582.72	517.10	572.94
Fourth Quarter	654.57	564.88	651.57
2005
First Quarter	644.95	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22
2006
First Quarter	765.14	684.05	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter	797.73	718.35	787.66
2007
First Quarter	829.44	760.06	800.71
Second Quarter	855.09	803.22	833.70
Third Quarter	855.77	751.54	805.45
Fourth Quarter	845.72	735.07	766.03

PRS-8

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due January 30, 2013

The Russell 2000 Index (Continued)

	High	Low	Period-End
2008
First Quarter	753.55	643.97	687.97
Second Quarter	763.27	686.07	689.66
Third Quarter	754.38	657.72	679.58
Fourth Quarter	671.59	385.31	499.45
2009
First Quarter	514.71	343.26	422.75
Second Quarter	531.68	429.16	508.28
Third Quarter	620.69	479.27	604.28
Fourth Quarter	634.07	562.40	625.39
2010
First Quarter	690.30	586.49	678.64
Second Quarter	741.92	609.49	609.49
Third Quarter	677.64	590.03	676.14
Fourth Quarter	792.35	669.45	783.65
2011
First Quarter	843.55	773.18	843.55
Second Quarter	865.29	777.20	827.43
July 1, 2011 to July 21, 2011	858.11	815.97	841.26

PRS-9